EXHIBIT 99.1

FirstService Reports Strong Second Quarter Results

Double-digit revenue growth at both FirstService Residential and FirstService Brands drives significant increases in Adjusted EBITDA for each division

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015

Revenues (millions)	$385.1	$326.3	$692.7	$598.4
Adjusted EBITDA (millions) (note 1)	40.2	32.3	53.0	41.6
Adjusted EPS (note 2)	0.52	0.40	0.60	0.41

GAAP Operating Earnings	30.8	23.9	35.1	25.3
GAAP EPS	0.35	0.20	0.30	0.11

TORONTO, July 27, 2016 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported strong results for its second quarter ended June 30, 2016. All amounts are in US dollars.

Revenues for the second quarter were $385.1 million, an 18% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 25% to $40.2 million, and Adjusted EPS (note 2) was $0.52, a 30% increase versus the prior year quarter. GAAP Operating Earnings were $30.8 million, relative to $23.9 million in the prior year period. GAAP diluted earnings per share was $0.35 in the quarter, versus $0.20 for the same quarter a year ago.

For the six months ended June 30, 2016, revenues were $692.7 million, a 16% increase relative to the comparable prior year period, Adjusted EBITDA was $53.0 million, up 27%, and Adjusted EPS was $0.60, a 46% increase versus the prior year period. GAAP Operating Earnings were $35.1 million, relative to $25.3 million in the prior year period. GAAP diluted EPS for the six month period was $0.30, compared to $0.11 in the prior year period.

“FirstService continued its consistent quarterly performance, with both of our FirstService Residential and FirstService Brands divisions recording double-digit top-line growth,” said Scott Patterson, Chief Executive Officer of FirstService. “Each business delivered in line with our previously established long-term revenue targets through a combination of mid-to-high single digit organic growth and further contribution from tuck-under acquisitions.  Our largest acquisition this year, Century Fire, has also been successfully integrated during this quarter, and we view the fire protection market as another important area of future growth for FirstService,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.3 billion in annual revenues and has more than 16,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $288.7 million for the second quarter, up 10% versus the prior year quarter. Revenue growth was comprised of 7% organic growth and the balance from recent acquisitions. Adjusted EBITDA for the quarter was $26.4 million, versus $20.5 million in the prior year period.  Second quarter performance was driven by strong and diversified growth across most regions, and further margin expansion from ongoing operating efficiencies. GAAP Operating Earnings were $21.4 million, up 41%.

FirstService Brands revenues grew to $96.4 million, up 52% relative to the prior year period. Revenue growth was comprised of 8% organic growth and the balance from recent acquisitions, including our larger Century Fire Protection transaction. Adjusted EBITDA for the second quarter was $16.7 million, up from $13.7 million in the prior year period.  The second quarter included strong performance from CertaPro Painters, California Closets and Pillar to Post Home Inspectors, which continue to benefit from the home improvement environment, as well as margin improvement at our California Closets company-owned operations.  The overall margin for the division declined versus the prior year period due to a significant increase in recently acquired company-owned operations, including Century Fire. GAAP Operating Earnings were $13.1 million, versus $11.8 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $2.9 million in the second quarter, relative to $1.9 million in the prior year period. The increase in corporate costs reflects accrued incentive compensation based on year-to-date results. The prior year period was based upon pre-spin-off cost allocations. On a GAAP basis, corporate costs for the quarter were $3.6 million, relative to $3.0 million in the prior period.

Conference Call
FirstService will be holding a conference call on Wednesday, July 27, 2016 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings	$18,072	$11,808	$19,589	$11,374
Income tax	10,262	9,488	11,112	9,259
Other income, net	(26)	(83)	(101)	119
Interest expense, net	2,486	2,723	4,455	4,591
Operating earnings	30,794	23,936	35,055	25,343
Depreciation and amortization	8,494	7,135	15,908	14,133
Acquisition-related items	322	36	393	283
Stock-based compensation expense	635	465	1,605	1,134
Spin-off transaction costs	-	740	-	740
Adjusted EBITDA	$40,245	$32,312	$52,961	$41,633

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings	$18,072	$11,808	$19,589	$11,374
Non-controlling interest share of earnings	(1,508)	(1,294)	(2,316)	(2,413)
Acquisition-related items	322	36	393	283
Amortization of intangible assets	2,833	2,391	5,225	4,941
Stock-based compensation expense	635	465	1,605	1,134
Spin-off transaction costs	-	740	-	740
Spin-off tax charge	-	1,646	-	1,646
Income tax on adjustments	(1,355)	(1,266)	(2,651)	(2,520)
Non-controlling interest on adjustments	(62)	(45)	(95)	(90)
Adjusted net earnings	$18,937	$14,481	$21,750	$15,095

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2016	2015	2016	2015

Diluted net earnings per share	$0.35	$0.20	$0.30	$0.11
Non-controlling interest redemption increment	0.10	0.08	0.17	0.13
Acquisition-related items	0.01	-	0.01	0.01
Amortization of intangible assets, net of tax	0.05	0.04	0.09	0.07
Stock-based compensation expense, net of tax	0.01	0.01	0.03	0.02
Spin-off transaction costs, net of tax	-	0.02	-	0.02
Spin-off tax charge	-	0.05	-	0.05
Adjusted earnings per share	$0.52	$0.40	$0.60	$0.41

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2016	2015	2016	2015

Revenues	$385,104	$326,251	$692,690	$598,440

Cost of revenues	266,434	224,142	488,940	421,449
Selling, general and administrative expenses	79,060	70,262	152,394	136,492
Depreciation	5,661	4,744	10,683	9,192
Amortization of intangible assets	2,833	2,391	5,225	4,941
Acquisition-related items (1)	322	36	393	283
Spin-off transaction costs	-	740	-	740
Operating earnings	30,794	23,936	35,055	25,343
Interest expense, net	2,486	2,723	4,455	4,591
Other expense (income)	(26)	(83)	(101)	119
Earnings before income tax	28,334	21,296	30,701	20,633
Income tax	10,262	9,488	11,112	9,259
Net earnings	18,072	11,808	19,589	11,374
Non-controlling interest share of earnings	1,508	1,294	2,316	2,413
Non-controlling interest redemption increment	3,857	3,137	6,223	4,895
Net earnings attributable to Company	$12,707	$7,377	$11,050	$4,066

Net earnings per common share
Basic	$0.35	$0.21	$0.31	$0.11
Diluted	0.35	0.20	0.30	0.11

Adjusted earnings per share (2)	$0.52	$0.40	$0.60	$0.41

Weighted average common shares (thousands)
Basic	36,000	35,971	35,984	35,971
Diluted	36,423	36,601	36,380	36,619

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2016	December 31, 2015

Assets
Cash and cash equivalents	$36,285	$45,560
Accounts receivable	155,608	114,521
Inventories	26,089	16,155
Prepaid expenses and other current assets	61,406	53,986
Current assets	279,388	230,222
Other non-current assets	5,333	6,009
Fixed assets	68,825	57,575
Deferred income tax	7,142	6,553
Goodwill and intangible assets	377,141	300,124
Total assets	$737,829	$600,483

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$131,977	$102,043
Other current liabilities	38,018	24,015
Long-term debt - current	1,178	4,041
Current liabilities	171,173	130,099
Long-term debt - non-current	259,485	197,158
Other liabilities	15,443	14,670
Deferred income tax	29,841	13,971
Redeemable non-controlling interests	88,783	77,559
Shareholders' equity	173,104	167,026
Total liabilities and equity	$737,829	$600,483

Supplemental balance sheet information
Total debt	$260,663	$201,199
Total debt, net of cash	224,378	155,639

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2016	2015	2016	2015

Cash provided by (used in)

Operating activities
Net earnings	$18,072	$11,808	$19,589	$11,374
Items not affecting cash:
Depreciation and amortization	8,493	7,135	15,907	14,133
Deferred income tax	(558)	(657)	(1,094)	223
Other	630	(486)	536	180
	26,637	17,800	34,938	25,910

Changes in non-cash working capital
Accounts receivable	(17,462)	(9,076)	(20,851)	619
Payables and accruals	22,993	3,504	19,566	342
Other	6,288	10,980	6,641	15,007
Net cash provided by operating activities	38,456	23,208	40,294	41,878

Investing activities
Acquisition of businesses, net of cash acquired	(72,043)	(4,298)	(77,081)	(8,500)
Purchases of fixed assets	(7,078)	(6,821)	(13,978)	(10,407)
Other investing activities	(2,867)	(2,414)	(7,448)	(1,473)
Net cash used in investing activities	(81,988)	(13,533)	(98,507)	(20,380)

Financing activities
Increase in long-term debt, net	49,298	(24,880)	59,374	(17,263)
Net contributions from Old FSV	-	31,906	-	1,995
Sale (purchases) of non-controlling interests, net	13	(9,750)	259	(17,386)
Financing fees paid	-	(1,086)	-	(1,086)
Dividends paid to common shareholders	(3,960)	-	(7,421)	-
Distributions paid to non-controlling interests	(1,832)	(737)	(3,064)	(2,287)
Repurchases of Subordinate Voting Shares	(1,349)	-	(1,349)	-
Other financing activities	399	(151)	842	(1,769)
Net cash (used in) provided by financing activities	42,569	(4,698)	48,641	(37,796)

Effect of exchange rate changes on cash	173	1,719	297	1,346

Increase (decrease) in cash and cash equivalents	(790)	6,696	(9,275)	(14,952)

Cash and cash equivalents, beginning of period	37,075	45,142	45,560	66,790

Cash and cash equivalents, end of period	$36,285	$51,838	$36,285	$51,838

Segmented Results
(in thousands of US dollars)

	FirstSevice	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2016
Revenues	$288,658	$96,446	$-	$385,104
Adjusted EBITDA	26,376	16,730	(2,861)	40,245

Operating earnings	21,380	13,056	(3,642)	30,794

2015
Revenues	$262,794	$63,457	$-	$326,251
Adjusted EBITDA	20,502	13,734	(1,924)	32,312

Operating earnings	15,122	11,844	(3,030)	23,936

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2016
Revenues	$538,464	$154,226	$-	$692,690
Adjusted EBITDA	38,113	19,925	(5,077)	52,961

Operating earnings	27,737	14,447	(7,129)	35,055

2015
Revenues	$488,596	$109,844	$-	$598,440
Adjusted EBITDA	29,831	15,009	(3,207)	41,633

Operating earnings	19,099	11,373	(5,129)	25,343

COMPANY CONTACTS:

Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500